SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)
              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   X          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
------

For the fiscal year ended December 31, 1996

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
------

For the transition period from                  to
                               ----------------    ----------------

                          Commission file number 1-3950



                           FORD MICROELECTRONICS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121


                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

     Statement of Net Assets Available for Benefits, as of December 31, 1996 and 1995.
     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1996.


                                    Exhibit
                                    -------

Designation                      Description                 Method of Filing
-----------                      -----------                 ----------------

Exhibit 23                    Consent of Coopers         Filed with this Report.
                               & Lybrand L.L.P.


                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Microelectronics, Inc. Salaried Retirement Savings Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                  FORD MICROELECTRONICS, INC.


                                  By:/s/John A. Sullivan
                                  ------------------------------
                                  John A. Sullivan, Chairman
                                  Ford Microelectronics, Inc.
                                  Salaried Retirement Savings Plan Committee


June 30, 1997

                                  EXHIBIT INDEX
                                  -------------

                                                                   Sequential
                                                                  Page Number
Designation                  Description                         at Which Found
-----------                  -----------                         --------------

Exhibit 23          Consent of Coopers & Lybrand L.L.P.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Index of Financial Statements and Supplemental Schedules


                                                                          Pages



Report of Independent
Accountants...................................................................2



Financial Statements:

         Statement of Net Assets Available for Benefits as of

                  December 31, 1996 and 1995..................................3

         Statement of Changes in Net Assets Available for Benefits

                  with Fund Information for the Year Ended December 31,

                  1996........................................................4

         Notes to Financial Statements......................................5-9



Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment Purposes

                  as of December 31, 1996....................................10

         Item 27d - Schedule of Reportable Transactions for the

                  Year Ended December 31, 1996...............................11

Report of Independent Accountants



To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits with fund information for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan
May 13, 1997

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Net Assets Available for Benefits as of December 31, 1996 and 1995


                    ASSETS                           1996              1995

Investments, at fair value                      $  14,600,681    $  11,891,150
Participant notes receivable                          480,655          417,356
Cash                                                      -              1,987
                                                -------------    --------------
     Net assets available for  benefits         $  15,081,336     $  12,310,493
                                                =============     =============



The accompanying notes are an integral part of the financial statements.


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1996


                                                                      Participant-Directed
                            ----------------------------------------------------------------------------------------------------

                            Ford Motor                Medium
                             Company      Short-Term    Cap        500        Bond       Spectrum
                              Stock       Investment   Index      Index      Indexed     Aggressive   Participant
          ASSETS              Fund          Fund        Fund       Fund       Fund          Fund         Notes         Total
                            ----------   -----------  --------- ----------- ----------   ----------    ----------  -------------
Net assets at fair value,
   January 1,  1996          6,515,089   $ 1,881,820  $ 300,832 $ 2,519,339  $ 337,009    $ 339,048     $ 417,356   $ 12,310,493
                            ----------   -----------  --------- -----------  ---------    ---------     ---------   ------------
Additions:
 Participant contributions      205,040     140,507   195,606      325,862      76,890      219,805                    1,163,710
 Company contributions
   (nonparticipant directed)  1,112,637                                                                                1,112,637
 Participant notes,
   principal repayments          30,045     166,012     4,905       13,762       1,541        5,182      (221,447)             0
 Participant notes,
   Interest repayments            7,173      19,973     1,364        3,634         495        1,015                       33,654
 Dividend and interest
   income                       342,221     109,189     1,197        4,743         511          780                      458,641
 Net appreciation in fair
   value of investments         765,509                117,726      635,581     11,453       67,383                    1,597,652
 Transfers in                 1,013,382   1,317,016    384,043      926,205     61,656       95,820                    3,798,122
                             ----------  ----------   --------     --------   --------      -------     ---------     ----------

  Total additions             3,476,007   1,752,697    704,841    1,909,787    152,546      389,985      (221,447)     8,164,416

 Deductions:

  Administrative fees                           500
  Distributions                 503,125     540,888      9,605      388,375     74,289       77,669         1,000      1,594,951
  Loans to  participants         82,433      67,732     34,961       73,600      4,560       22,460      (285,746)        -
  Transfers out               1,897,569   1,273,592     53,014      484,334     41,895       47,718                    3,798,122
                             ----------  ----------    -------     --------   --------      -------     ----------    ----------
     Total deductions         2,483,127   1,882,712     97,580      946,309    120,744      147,847      (284,746)     5,393,073
                             ----------  ----------    -------     --------   --------      --------    ----------    ----------
Net assets at fair value,
   December 31, 1996        $ 7,507,969  $ 1,751,805  $ 908,093   $3,482,817  $ 368,811    $581,186    $   480,655  $ 15,081,836
            === ====        ===========  ===========  =========   ==========  =========    ========    ===========  ============

The accompanying notes are an integral part of the financial statements.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Notes to Financial Statements

1.        Description of the Plan:

         The following description of the Ford Microelectronics, Inc.(the "Company") Salaried Retirement Savings Plan (the "Plan")provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     a. General: The Plan is a defined-contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

     b. Eligibility: With certain exceptions, regular full-time salaried employees having at least three months of continuous service are eligible to participate in the contributory portion of the Plan. All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

     c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may defer up to 15 percent in pre-tax contributions and 10 percent in post-tax contributions with a corresponding discretionary matching contribution made to the Plan by Ford Microelectronics, Inc. (the "Company") on their behalf. The Company match is at the rate of 100 percent of the first 3 percent of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7 percent of participants' base salaries contributed. All Company matching contributions are invested in units of the Ford Motor Company Stock Fund. The Company may also contribute an additional amount determined at the discretion of the Company, in cash. For the years ended December 31, 1996 and 1995, the Company made discretionary contributions of 3 percent for each regular active employee with covered compensation. These contributions were made monthly.

     d. Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e. Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. A participant becomes fully vested in Company matching contributions automatically upon attainment of normal retirement age, retirement due to disability or death. Participants are entitled to receive the full amount of vested funds when their employment is terminated.

     f. Investments Options: Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments with a minimum investment of 10 percent in any of 6 investment options.

          Ford Motor Company Stock Fund - Funds consists primarily of shares of the Common Stock, $1.00 par value, of Ford Motor Company with a small portion of short-term liquid investments for liquidity purposes.

          Short-Term Fund - Funds are invested in short term fixed income funds with average maturities of investments between 15 and 60 days such as repurchase agreements, domestic bank certificates of deposit, bankers acceptance and commercial paper. The objective of the fund is maximization of current income consistent with maintaining liquidity and preserving capital.

          Medium Cap Index Fund - Funds are invested in a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stock of the 400 companies included in the Standard & Poor's Mid Cap 400 Index. A small portion of the fund is invested in short-term cash equivalents.

          Index Fund - Funds are invested in a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stocks of the 500 corporations included in Standard & Poor's 500 Index. A small portion of the fund is invested in short-term cash equivalents. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the Standard & Poor's 500 Index.

          Bond Index Fund - Funds are invested in a portfolio of fixed income instruments issued by the U. S. Government, federal agencies, and corporations that, in the aggregate, typify the securities that are included in the Lehman Brothers Index. A small portion of the fund is invested in short-term cash equivalents.

          Spectrum of Choice Aggressive - Funds are invested in large, medium and small domestic company stocks, as well as U. S. Government and Corporate Bonds. A small portion of the fund is invested in short-term cash equivalents. The objective of this fund is to provide longer-term higher returns for participants willing to accept greater risk and short-term fluctuation.

     g. Participant Notes Receivable: Participants may borrow from their vested fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/from investment funds from/to participant note accounts. Loan terms range from one to 5 years or up to 10 years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.5 to 9.5 percent. Principal and interest are paid ratably through monthly payroll deductions.

     h.   Payment  of  Benefits:   On  termination  of  service  due  to  death,
          disability, or retirement, a participant may elect to receive all or part of participant's vested interest in his or her account as a lump-sum distribution.

     I. Forfeitures: The Plan permits the Company to use the Ford Motor Company Stock Fund units forfeited by participants to pay Plan administration expenses, and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 1996 and 1995, units having a value of $48,045 and $22,310, respectively, were forfeited by plan participants and were available to pay future administrative expenses. To the extent that forfeited units are not available to pay plan administrative expenses, the Company pays such expenses.



2.       Summary of Significant Accounting Policies:

     a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

     b. Investment Valuation and Income Recognition: The investments in Ford Motor Company Stock Fund, Medium Cap, 500 Index, Bond Index and the Spectrum of Choice Aggressive Funds are valued on the basis of established year-end quoted market prices. The Short-Term Fund as well as Participant notes are carried at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

          Administration fees applicable to the above funds are paid out of the applicable funds. The Company pays all fees associated with the Ford Motor Company Common Stock Fund.

     c.   Payment of Benefits: Benefits are recorded when paid.

     d. Contributions: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     e. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     f. Risks and Uncertainties: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in all funds in their accounts.

4.       Asset Value Per Unit:

      The number of units and asset value per unit, at December 31, 1996 are as follows:


                                                                      Asset
                                                  Number of           Value
                                                    Units            Per Unit
                                               ---------------     ----------
      Ford Motor Company Stock Fund               232,803.8979     $   32.250
      Short-Term Investment Fund                1,751,805.0000          1.000
      Medium Cap Index Fund                         4,715.0648        192.594
      500 Index Fund                               11,149.6893        312.369
      Comerica Spectrum Aggressive Fund             4,175.8145        139.179
      Bond Index Fund                               1,855.9712        198.716





5.    Tax Status:

      The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.



6.     Subsequent Events:

      Effective   January   1,   1997,   the   Company    transferred    trustee
responsibilities from Comerica Bank to American Century Services Corporation.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996


                                                         (c)
                 (b)                          Description of Investment,
          Identify if Issuer,                   Including Maturity Date,                                                (e)
          Borrower, Lessor or                 Rate of Interest, Collateral,                       (d)                 Current
(a)         Similar Party                         Par or Maturity Value                          Cost                  Value
---      ----------------------         -------------------------------------------          ------------         --------------
*        Ford Motor Company             Ford Motor Company Common Stock,
                                             232,804 units                                   $ 3,821,983          $  7,507,969

*        Comerica Bank                  Short Term Investment Fund, 1,751,805 units            1,751,805             1,751,805
                                        Mid Cap 500 Fund, 4,715 units                            784,110               908,093
                                        500 Cap Index Fund, 11,150 units                       2,676,928             3,482,817
                                        Spectrum Aggressive Fund, 4,176 units                    500,823               581,186
                                        Bond Index Fund, 1,856 units                             343,661               368,811

*        Participant notes              6.5% to 9.5% interest rate generally
                                             maturing from 3 to 5 years                             -                  480,655
                                                                                             -----------         -------------

                                             Total                                           $ 9,879,310          $ 15,081,336

                                                                                             ===========          ============

*Party-in-interest to the Plan.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996





                   Description of Asset                                                                   Current
   Identity of   (Including Interest Rate and      Purchase    Selling    Lease    Expense    Cost         Value       Net Gain
Party Involved   Maturity in Case of a Loan)        Price       Price     Rental   Incurred  0f Asset     of Asset      or (Loss)
--------------  ----------------------------      ----------   --------   ------   --------  ---------    --------     ----------

REPORTING
CRITERION I:     Single transaction in
                 excess of five percent
                 of current value of plan
                 assets.

                 None.

REPORTING
CRITERION II:    Series of transactions in
                 other than securities in
                 excess of five percent of
                 current value of plan assets.

                 None.

REPORTING
CRITERION III:   Series of transactions in
                 securities in excess of five
                 percent of current value of
                 plan assets.

Comerica*        Short-Term Investment Fund:
                   95 Purchases                $ 4,952,647                                 $ 4,952,647  $ 4,952,647
                   121 Sales                               $ 5,037,124                       5,037,124                        -
                 500 Index Fund:
                   68 Purchases                  1,167,830                                  1,167,830    1,167,830
                   47 Sales                                    820,748                         666,739                    $ 154,009

Ford Motor
 Company*         Ford Motor Company Common Stock:
                    42 Purchases                  2,402,933                                   2,402,933    2,402,933
                    42 Sales                                  2,022,663                         753,440                   1,269,223

REPORTING
CRITERION IV:      Single transactions with a
                   nonregulated entity in excess
                   of five percent of current
                   value of plan assets.

                   None.

(1) Information regarding expenses incurred with each transaction was not available from the trustee.

* Party-in-interest to the Plan.